UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024.

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Commission File Number: 001-40212

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Connect Biopharma Holdings Limited
(Translation of registrant’s name into English)
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12265 El Camino Real, Suite 350
San Diego, California 92130, USA
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountant
On December 17, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors of Connect Biopharma Holdings Limited (the “Company”) appointed CBIZ CPAs P.C. (“CBIZ”) as its independent registered public accounting firm. PricewaterhouseCoopers Zhong Tian LLP (“PwC China”), the Company’s former independent registered public accounting firm, was dismissed by the Company on December 10, 2024. The appointment of CBIZ was made after careful consideration and a thorough evaluation process by the Company and was approved by the Audit Committee.

PwC China’s reports on the annual audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through December 10, 2024, there were no disagreements (as that term is described in Item 16F (a)(1)(iv) of Form 20-F and the related instructions) between the Company and PwC China on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of PwC China, would have caused PwC China to make reference to the subject matter of the disagreement in connection with its reports on the Company's consolidated financial statements for such years, nor were there any “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company has provided PwC China with a copy of the disclosures made in this Report on Form 6-K and requested that PwC China furnish it with a letter addressed to the SEC stating whether or not PwC China agrees with the above statements. A copy of the letter of PwC China, dated December 23, 2024, is filed herewith as Exhibit 16.1 (“Letter of PwC China”).

During the Company’s fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through December 17, 2024, neither the Company, nor anyone on its behalf, consulted CBIZ regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or (b) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company or oral advice was provided that CBIZ concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (c) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or any “reportable events” as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F of its Form 20-F for the year ending December 31, 2024 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into such Form 20-F to the extent necessary to satisfy such reporting obligations.

The foregoing shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254524 and 333-266006) of the Company, filed with the Securities and Exchange Commission, and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Departure of Directors or Certain Officers

On December 11, 2024, Zheng Wei, Ph.D. and Wubin Pan, Ph.D., MBA, tendered their resignations as members of the Board of Directors of the Company, effective at such time, as part of the Company’s previously announced transition in leadership and in order to focus on new opportunities.

Exhibit Index

Exhibit No.	Description

16.1	Letter of PwC China
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONNECT BIOPHARMA HOLDINGS LIMITED

Date: December 23, 2024	By:	/s/ David Szekeres
	Name:	David Szekeres
	Title:	President